October 3, 2019

Jeffrey C. Leer
Chief Financial Officer
Five Star Senior Living Inc.
400 Center Street
Newton, Massachusetts 02458

       Re: Five Star Senior Living Inc.
           Registration Statement on Form S-1
           Filed on September 27, 2019
           File no. 333-233983

Dear Mr. Leer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Lindsey Getz